LEISURE DIRECT, INC.
   1070 COMMERCE DRIVE * BUILDING II* SUITE 303* PERRYSBURG, OHIO * 43551
                   PHONE: 419-873-1111 * FAX: 419-873-1141


February 5, 2006

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

     Re: Leisure Direct, Inc.
         Form 10-KSB for the year ended December 31, 2004
         Commission file #:000-50584

Dear Ms. Cvrkel:

I am responding to your letter to the company, dated June 15, 2005, commenting on our Form 10-KSB for the year ended December 31, 2004. Our responses to you comments are as follows. The numbers of our paragraphs coincide with your numbered paragraphs.

     1. We agree to your comment, and intend to, and have included in all subsequent quarterly filings filed since receipt of your comment letter, the following language:

         "In the event that additional funding is not procured, possible outcomes to LDI's lack of liquidity include voluntary or involuntary bankruptcy filing, or voluntary liquidation of the company."

     2. We agree to your comment, and intend to, and have included in all subsequent quarterly filing, filed since receipt of your comment letter, the following language together with an accurate table reflecting the required relevant information.

         Mr. Ayling, Chairman and CEO, individually and as President and sole stock holder of Capital First Corporation, LLC and Olympic Pools, Inc., control 71.9% of LDI. Through this ownership, Mr. Ayling has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. The following table indicates the amounts owed to Mr. Ayling, and each of his controlled entities:

     Name                Principal Amount     Payment Arrangements    Rate
     -----------------------------------------------------------------------
     John R. Ayling      $  12,152.93         Demand                  10%
     Capital First       $  27,956.87         Demand                  10%
     DABE                $ 287,561.72         Demand                  10%
     Olympic Pools       $  24,429.27         A/P                      0%
     John R. Ayling      $   9,000.00         Accrued Salary.          0%
                                              Option to take 100%
                                              of salary in options
                                              valued at $0.25 per
                                              share



     3. It is the policy of the company that no expense is recorded at the time of an award of a stock option since the exercise of the option is a contingent event. It is the policy of the company that the stock option price of an option award to employees, officers and directors is the fair market price of the stock at the time of the option award or higher. Thus far, all stock options issued to Mr. Ayling, Mr. Paul Hoag and Mr. Slates were issued in lieu of cash compensation. The company recorded an expense at the time services were rendered, and a liability for the amount of the unpaid services. At the time options are exercised, the company decreases accrued salary and increases its Stock and Paid in Capital accounts.

         Mr. Ayling and Mr. Slates, as of December 31, 2004, were the sole directors. They were considered non-employees. They were not represented as employees of the company. They were not included as an employee for payroll tax purposes. Each spent significant amounts of time on projects not related to the company. The company did not have the right to exercise control over how Mr. Ayling and Mr. Slates carried out their duties. They were given goals to attain, but had the freedom to carry out those goals in the manner that they each determined was optimal. The stock options were granted for their activities as consultants, and not for their activities as directors, such as attending meetings.

         The stock options were issued from the 2004 Stock-Based
         Compensation Plan discussed in Note 1.

      4. The stock based compensation awards for 2003 and 2004, and the detail of the grants is as follows:

         2003:   None

         2004:                             Estimated
                                           Stock Value               Rationale
                                           at the Time  Amount of    for
                          No. of           of the       Expense      Stock
        Person            Shares   Type    Award        Recognized   Value
      ----------------------------------------------------------------------
      1 John R. Ayling    360,000  Stock   $ .05        $48,000.00   A
      2 John R. Ayling    144,000  Option  $ .05        $36,000.00   B
      3 Michael D. Slates 112,000  Option  $ .05        $28,000.00   B
      4 Paul M. Hoag       15,000  Option  $ .50        $ 7,500.00   C
      5 Chas. Hoag          3,000  Stock   $ .50        $ 1,500.00   D

      A. The transaction represented compensation for prior years.
         The parties agreed upon a price of $ .1333 per share which represented the price paid by the founders for stock in 2000. However, the last price for the stock was $ .05, which represented the price paid for free trading stock in a private, arms length transaction. The stock of the company was not yet listed on an exchange and no material improvement of the company had taken place between the time of the arms length transaction and grant of the stock.
      B. The transaction represented the granting of the option for Mr. Ayling and Mr. Slates to take all or a portion of their consulting fees in stock of the company at the price of $ .25 per share. The price of the options was negotiated between the parties. However, the last price for the stock was $ .05, which represented the price paid for free trading stock in a private, arms length transaction. The stock of the company was not yet listed on an exchange and no material improvement of the company had taken place between the time of the arms length transaction and grant of the options.
      C. The price of $ .50 per share was agreed upon by the parties. However, the last price for the stock was $ .05, which represented the price paid for free trading stock in a private, arms length transaction. The stock of the company was not yet listed on an exchange and no material improvement of the company had taken place between the time of the arms length transaction and grant of the options.
      D. The price of $ .50 represented the closing bid of the stock on the date that the company agreed to buy a forklift from Mr. Hoag, which was Paul Hoag's brother.

      5. The $240,000 for federal, state and local payroll taxes are recorded as a liability on our balance sheet. The balance sheet caption under which the liabilities are included is "Current Liabilities - Accounts payable and accrued expenses".

      6. Prior to the transaction, the property and equipment of OPI was appraised by an independent equipment appraiser. The appraisal date of the property and equipment was April 25, 2001. The fair market value of the property and equipment, at that time, was valued at $277,080. Given the time lag between the appraisal date and transaction date, LDI agreed to pay approximately 75% of the appraised Fair Market Value of the property and equipment.

      7. In response to paragraph 7. of your comments:

         a. Please see response lines 1 - 4 of the table, and the footnotes to those lines, contained in our response to Comment 4. Please also see our response to Comment 3 for the manner in which these issuances were accounted for in the financial statements of the company.
         b.   Please see the footnotes to response lines 2 and 3 of
              the table contained in our response to Comment 4.
              Please also see our response to Comment 3 for the manner in which these issuances were accounted for in the financial statements of the company.
         c. The conversion price of the stock exchanged for demand notes on January 15, 2005, was the average price of the stock paid by the founders of the company in the year 2000, of which the demand note holder, Mr. Slates, was one. The conversion price was higher than the fair market value of the stock at the time. The fair market value of the stock as of January 15, 2004, was approximately $0.05, which represented the price paid for free trading stock in a private, arms length transaction. This transaction occurred in October of 2003. It should be noted that the stock exchanged for the demand notes was restricted stock, and not free trading stock. There were no pre-existing conversion terms associated with the debt prior to the repayment.
         d. The 2003 repayment of $39,776 of related party debt with stock resulted from an agreement that the company had with Barkan & Roban, a legal firm providing legal services to the company. The law firm agreed to take its fee in the form of common stock of the company. The exchange price was negotiated, and was tiered. The exchange prices exceeded the last arms length sales price of the common stock of the company, the company was a privately held company (a predecessor to the company subject to these Comments), the stock was not yet listed on an exchange and no material improvement of the company had taken place between the time of the arms length transaction and agreement between the law firm and the company. The law firm provided legal services to the related parties, and agreed to take common stock as payment under the agreement between the company and law firm as payment.

      8. We agree to your comment, and intend to, and have included in all subsequent quarterly filing, filed since receipt of your comment letter, the following language together with an accurate table reflecting the required relevant information:

         Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported internally to management. Leisure Direct, Inc. is in the business of manufacturing and assembling above ground pools and sells wholesale to dealers and other retailers.

         In June of 2004, the Company acquired all of the assets of Avalon, Ltd. Avalon Ltd. is in the business of importing various gift, decorating, home and garden and related accessories, and selling such items primarily on a wholesale basis through catalogs.

         The following table represents the results, by segment, for the twelve months ended December 31, 2004.

                                                 Gifts and
                                       Pools     Accessories   Total
                                  ------------------------------------------
         Revenues                   $  223,613   $  135,692    $ 359,305
         Depreciation               $   21,482   $    4,762    $  26,246
         Inventory                  $   24,950   $  140,421    $ 165,371
         Fixed Asset Expenditures   $  205,000   $   43,723    $ 248,723
         Property, Plant
          and Equipment, net        $  169,619   $   37,722    /$ 207,341


     9. The reason that we did not file financial statements or proforma information for the acquisition of Avalon, Ltd., pursuant to Item 310(c) and (d) is because that the assets purchased equaled less than 20% of the assets of Leisure Direct and the net income of Avalon, Ltd., as of its year end of June 30, 2004, was less than 20% of that of Leisure Direct, thereby not requiring the filing of financial statements or proforma information regarding Avalon, Ltd.

    10. We agree that in future filings, we shall ensure that when we have a material acquisition, we include the disclosures required by paragraphs 51-57 of SFAS No. 141.

    11. In the draft audit and Form 10-KSB for the year ended December 31, 2004, the disclosure and related long-term debt was included. For reasons that are not clear, the disclosure was omitted and the long-term debt was reclassified as short term debt. The accounting firm is now unable to explain why the reclassification took place, and the Company's staff cannot explain why the error was not noticed.

     We look forward to any further comments you may have regarding our responses.

                                           Very truly yours,

                                           /s/ John R. Ayling
                                           -------------------
                                           John R. Ayling
                                           Chairman and CEO



cc: Ms. Claire Lamoureux